
ADITYA BIRLA GROUP



May 23, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI 400 001
FAX NO. 22723353/22722037/22722041


06013851

National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (East)
MUMBAI – 400 051
FAX NO. 26598237/38

SUPPL

Dear Sir,

Sub : Execution of MOU with the Government of Madhya Pradesh

We are please to inform that the Hindalco Industries Ltd has executed a Memorandum of Understanding with the Government of Madhya Pradesh, for a Greenfield Aluminium Smelter in the Siddhi District of Madhya Pradesh. The project entails setting up of a 3,25,000 tones per annum Aluminium Smelter and a 750 MW captive power plant. The Coal for the captive power plant would be sourced from Mahan Coal Company Limited, a Joint Venture between Hindalco Industries Limited and Essar Power M.P. Limited. The total investment in the Project is estimated at Rs.7,700 Crores.

The Press Release issued by the Company is enclosed herewith.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

ANIL MALIK
General Manager & Company Secretary

Encl : as above

CC. TO:- Securities & Exchange Commn. U.S.A

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107


HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE

Hindalco to set up world-class aluminium smelter.

The State of M.P. – an attractive investment destination. Government proactive.

The new Smelter to contribute significantly in Hindalco's global growth ambitions

Project to cost Rs.7,700 crores. Direct employment for 4,000 people. Indirect employment for 12,000 people.

Hindalco committed to sustainable development and upliftment of underserved communities.

Project to contribute Rs 500 crores revenues to the exchequer.

Hindalco, the Aditya Birla Group's flagship company, today entered into an MOU with the M.P. Government for a greenfield aluminium smelter in the Siddhi district of Madhya Pradesh, inked in the distinguished presence of the Honorable Chief Minister, the Finance Minister and other senior officials of the State Government. Mr. O.P. Rawat, Principal Secretary – Commerce, Industry and Employment, signed the MOU on behalf of the Government, while Mr.D.Bhattacharya, Managing Director - Hindalco, represented the Aditya Birla Group.

"The MOU with the Government of M.P. marks yet another milestone in our goal of making Hindalco a non-ferrous metals powerhouse. In aluminium, our Chairman, Mr.Kumar Mangalam Birla's vision is to be among the top 10 global players. This new greenfield aluminium project is a forward move in this regard", said Mr.D.Bhattacharya.

Dwelling on the linkages between the Aditya Birla Group and M.P., Mr.Bhattacharya commented, "we have always been committed to the growth and development of M.P. Our tryst with the State dates back to 1948, with the positioning of Grasim in Nagda, off Ujjain, beginning with our Viscose Staple Fibre Plant. Subsequently in 1972 we put up our Rayon Grade Caustic Soda unit, also in M.P. When our Group forayed into Cement in the 1980's, interestingly the late Mr.Aditya Birla chose Jawad in this State as its location".

Up until now the Aditya Birla Group's investment in M.P. at its VSF and Cement plant are in excess of Rs. 6,000 crores. More than 5,500 people are employed at these plants and ancillarisation / outsourcing has added to 18,000 more jobs. The aluminium smelter in Siddhi at an investment of Rs.7,700 crores is expected to create 4000-5000 new jobs and generate another 12,000 jobs indirectly.

Attributing the Group's interest in Madhya Pradesh to the Government's endeavors in making the State an attractive investment destination, Mr.Bhattacharya appreciated the tremendous support provided by the administration and the Government. He profusely thanked the Hon'able Chief Minister, The Finance Minister, The Principal Secretary and all others in the government for facilitating the entire process.

Outlining the contours of the project, Mr.R.K. Kasliwal, Advisor - Hindalco, said that this greenfield project entails putting up of a 325,000 tonnes aluminium smelter, a 750 MW captive power plant and a jointly owned captive coal mine. Hindalco will source the alumina required for this smelter from Utkal Alumina, the Company's greenfield project in Orissa, in a JV with Alcan, Canada. The new 3.25 lakh smelter in M.P. will need around 6.40 lakh tonnes of alumina. Utkal Alumina is slated to produce 1.5 million tonnes of alumina.

The finances for this project have already been tied up through internal accruals and debt. Hindalco is an AAA rated corporation. The project is expected to go on stream in a 4-year time frame, after all necessary approvals and infrastructure support, are well in place.

"We feel extremely reassured, given the unequivocal commitment of the Government of M.P. toward the fruition of this project", stated Mr.Bhattacharya.

Hindalco has already filed applications for land and related infrastructure to get the project going.

Mr.Bhattacharya also dwelt on the Group's social vision. The Group's social projects are spearheaded by Mrs.Rajshree Birla through the Aditya Birla Centre for

Community Initiatives and Rural Development. The Group works in 3,700 villages and reaches out to 5 million people annually. He said that in line with the Group's DNA of caring for the communities among which it operates and as a responsible corporate citizen, Hindalco will be actively engaged in the betterment of the underserved communities in proximity to its proposed smelter.

Currently Hindalco is involved in the upliftment of the weaker sections of society in over 520 villages and the Company touches the lives of over 1.5 million people. The Company subscribes to the triple bottom line accountability and is a signatory to UN's Global Compact.

23/05/2006.